SECURITIES AND EXCHANGE COMMISSION

                          Washington, D. C. 20549



                                 FORM 11-K


(Mark One)
  X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1994

                                       OR

     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________________ to ________________


Commission file number 1-3950






                             FORD MOTOR COMPANY

                      SAVINGS AND STOCK INVESTMENT PLAN
                            FOR SALARIED EMPLOYEES

                           (Full title of the plan)






                              FORD MOTOR COMPANY
                              The American Road
                           Dearborn, Michigan 48121


                    (Name of issuer of the securities held
                    pursuant to the plan and the address of
                        its principal executive office)

Required Information
- --------------------

                Financial Statements and Schedules
                ----------------------------------

     Statement of Net Assets Available for Plan Benefits, as of
December 31, 1994 and 1993.

     Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1994.

     Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1994.

     Schedule II - Reportable Transactions for the Year Ended
December 31, 1994.


          Exhibit
          -------

Designation             Description                Method of Filing
- -----------             -----------                ----------------

Exhibit 23            Consent of Coopers           Filed with this Report.
                       & Lybrand L.L.P.


                             Signature
                             ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                       SAVINGS AND STOCK INVESTMENT PLAN
                        FOR SALARIED EMPLOYEES



                       By: /s/J. B. Ferguson
                              J. B. Ferguson, Chairman
                              Savings and Stock Investment
                              Plan for Salaried Employees Committee



June 27, 1995


11-k\ssip.94

                              EXHIBIT INDEX
                              -------------

                                                               Sequential
                                                               Page Number
Designation                Description                      at Which Found
- -----------                -----------                      ---------------

Exhibit 23                Consent of Coopers & Lybrand
                             L.L.P.

                                FORD MOTOR COMPANY

            SAVINGS AND STOCK INVESTMENT PLAN FOR SALARIED EMPLOYEES


            INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES




                                                                        Pages

Report of Independent Accountants                                          2


Financial Statements and Supplemental Schedules:


Statement of Net Assets Available for Plan Benefits
    as of December 31, 1994 and 1993                                    3 - 4


Statement of Changes in Net Assets Available for Plan
    Benefits for the year ended December 31, 1994                           5


Notes to Financial Statements                                          6 - 12


Supplemental Schedules:

Assets Held for Investment Purposes as of
    December 31, 1994                                              Schedule I

Reportable Transactions for the year ended
    December 31, 1994                                             Schedule II

Coopers                                         Coopers & Lybrand L.L.P.
& Lybrand

                                                a professional services firm



Report of Independent Accountants


To the Board of Directors of
Ford Motor Company:

We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees as of December 31, 1994 and 1993, and the related
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the amounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees as of December 31, 1994 and 1993, and the changes in its financial status for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Ford Motor Savings and Stock Investment Plan for Salaried Employees as of December 31, 1994, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation the basic financial statements taken as a whole.



Detroit, Michigan
June 2, 1995


                                    Ford Motor Company

                  Savings and Stock Investment Plan for Salaried Employees

                    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             AS OF DECEMBER 31, 1994 AND 1993
                             --------------------------------
                                      (In Thousands)



                                  Ford Motor Co.     Current          Common
                                   Common Stock    Interest Fund     Stock Fund     Bond Fund      Income Funds       Total
                                   --------------  -------------     -----------    ----------     ------------       ------
December 31, 1994
- -----------------
Assets:
Participant Contributions
  Receivable                      $   22,062      $    1,030         $    4,252     $      387     $    1,289      $   29,020
Interest & Dividends Receivable           45           2,276                 16                                         2,337
Interfund Receivable (Payable)         7,370          (3,947)            (3,144)          (334)            55               0
Loan Funds Receivable                                113,384                                                          113,384
Deposits with Insurance Companies
   Under Group Contracts                                                                              626,145         626,145
Investments at fair value
  (Schedule I)                     3,568,373         347,258            715,807         40,804                      4,672,242
                                  ----------      ----------         ----------     ----------     ----------      ----------

  Total Assets                    $3,597,850      $  460,001         $  716,931     $   40,857     $  627,489      $5,433,128
                                  ==========      ==========         ==========     ==========     ==========      ==========

Liabilities and Plan Equity:
Participant Loans Payable         $    1,032      $      674         $      332     $       25     $               $    2,063
ESOP Loan Payable                     95,878                                                                           95,878
ESOP Loan Interest Payable               521                                                                              521
Forfeitures Payable                       62                                                                               62
                                  ----------      ----------         ----------     ----------     ----------      ----------


  Total Liabilities               $   97,494      $      674         $      332     $        25    $        0      $   98,524
                                  ==========      ==========         ==========     ===========    ==========      ==========

  Net Assets Available
    for Benefits                  $3,500,357      $  459,327         $  716,599     $   40,832     $  627,489      $5,344,604
                                  ==========      ==========         ==========     ==========     ==========      ==========

The accompanying notes are an integral part of the financial statements.

                                                      -3-
tms:ssip-se.95

                                  Ford Motor Company

               SAVINGS AND STOCK INVESTMENT PLAN FOR SALARIED EMPLOYEES
               --------------------------------------------------------

                                  (In Thousands)




                                        Ford Motor Co.        Current            Common
                                        Common Stock       Interest Fund       Stock Fund     Bond Fund  Income Funds   Total
                                        -------------      -------------       -----------    ---------  ------------   -----

December 31, 1993
Assets:
  Participant Contributions
  Receivable                              $   13,233       $   1,100         $    3,628     $    272    $  1,607    $ 19,840
  Interest & Dividends Receivable                 12           1,538              1,272                                2,822
  Interfund Receivable (Payable)               3,734          (7,813)            (1,048)          64       5,063           0
  Loan Funds Receivable                                      105,338                                                 105,338
  Deposits with Insurance Companies
   Under Group Contracts                                                                                 774,281     774,281
  Investments at fair value
  (Schedule I)                             3,801,800         350,104            689,929       36,449               4,878,282
                                          ----------        --------          ---------     --------    ---------  ---------

    Total Assets                          $3,818,779      $  450,267         $  693,781   $   36,785    $ 780,951 $5,780,563
                                          ==========      ==========         ==========   ==========    ========= ==========
Liabilities and Plan Equity:
  Participant Loans Payable               $    1,377      $      862         $      528   $       50    $          $   2,817
  ESOP Loan Payable                          143,156                                                                 143,156
  ESOP Loan Interest Payable                     740                                                                     740
   Forfeitures Payable                           127                                                                     127
                                          ----------      ----------         ----------   ----------    ---------  ---------


    Total Liabilities                     $  145,400      $      862         $      528     $      50  $        0  $  146,840
                                          ==========      ==========         ==========     =========  ========   ==========


    Net Assets Available for Benefits     $3,673,379      $  449,405         $  693,253     $  36,735  $780,951   $5,633,723
                                          ==========      ==========         ==========     =========  ========   ==========



The accompanying notes are an integral part of the financial statements.



                                                          4
tms:finalss.95

                                    Ford Motor Company

               Savings and Stock Investment Plan for Salaried Employees

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        FOR THE YEAR ENDED DECEMBER 31, 1994
          ----------------------------------------------------------------

                                 (In Thousands)



                                    Ford Motor Co.     Current           Common
                                    Common Stock    Interest Fund      Stock Fund      Bond Fund    Income Funds   Total
                                    -----------     -------------      ----------      ---------    ------------   ------

Investment Income:
  Interest                          $      434      $   20,893         $      243     $    2,707    $   45,234     $ 69,511
  Dividends                            111,191                             18,173                                   129,364
Contributions:
  Employee                              40,937           2,922             10,809           843          4,084       59,595
  Company on Behalf of Employees       109,852          11,240             48,293         4,558         16,053      189,996
  Company Matching                  $  118,416                                                                      118,416
                                    ----------      ----------         -----------    ---------       ---------    ---------

    Total Additions                $  380,830       $   35,055         $   77,518     $    8,108    $   65,371   $  566,882
                                   ----------       ----------         ----------     ----------    ----------   ----------


Withdrawal of Participants'
 Accounts                          $ (184,927)     $  (25,795)         $  (31,088)    $   (1,317)   $  (69,212)  $ (312,339)
Net Depreciation in Fair Value
 of Investments                      (527,086)                             (4,966)        (3,869)                  (535,921)
Loan Funds Transferred (Out)/In       (23,533)         33,120              (8,803)          (784)                         0
Net Transfers Between Funds           189,434         (32,458)             (9,315)         1,959      (149,620)           0
Forfeited Company Matching               (166)                                                                         (166)
Interest Expense                       (7,575)                                                                       (7,575)
                                   ----------      ----------           ----------     ----------    ----------   ---------
  Total Deductions                 $ (553,853)     $  (25,133)         $  (54,172)    $    (4,011)   $ (218,832) $ (856,001)
                                   ----------      ----------          ----------     -----------    ----------  ----------


Net Increase/(Decrease)
 During the Year                   $ (173,023)     $    9,922          $   23,346     $    4,097     $ (153,461) $ (289,119)
Net Assets Available for Benefits
 at Beginning of Year               3,673,379         449,405             693,253         36,735        780,951   5,633,723
                                    ---------      ----------          ----------     ----------     ----------  ----------

Net Assets Available for Benefits
 at End of Year                    $3,500,356      $  459,327          $  716,599     $   40,832     $  627,490  $5,344,604
                                   ==========      ==========          ==========     ==========     ==========  ==========


tms:ssip-se1.95

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

1.  Summary of Significant Accounting Policies:
    ------------------------------------------

Investments
- -----------

The investment in Ford Motor Company Common Stock (Company Stock) and interests in the Common Stock Fund and the Bond Fund are valued on the basis of established year-end market prices. Investments in the Income Fund, primarily guaranteed Insurance Contracts, are at cost as required by statement of position 94-4. Investments in the Current Interest Fund are carried at current value, as it is the intent of the Plan to hold investments to maturity.

Contributions
- -------------

Contributions to the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees (the Plan) from employees and from Ford Motor Company (the Company) and participating subsidiaries (as defined in the Plan) are recorded in the period that payroll deductions are made from Plan participants.

Other
- -----

Purchases and sales of securities are reflected on a trade-date basis. Gains and losses on sales of securities are based on average cost.

Dividend income is recorded on the ex-dividend date; income from other investments is recorded as earned.

The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation(depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation(depreciation) on those investments.

Certain amounts in the previously issued 1993 financial statements have been reclassified to conform with current year presentation.

2.  Description of the Plan:
    -----------------------

The Plan became effective February 1, 1956.

The following description of the Plan provides only general information. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the Plan itself. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

Type and Purpose of the Plan
- ----------------------------

The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible salaried employees and to provide them with an opportunity to become stockholders of the Company. The Plan includes provisions for voting shares of Company Stock.

                    -----------------------------


2.  Description of the Plan, continued:
    -----------------------

Eligibility
- -----------
With certain exceptions, regular full-time salaried employees having at least twelve months of continuous service are eligible to participate in the Plan. Certain other part-time and temporary employees also may be eli-gible to participate in the Plan. Participation in the Plan is voluntary.

Contributions
- -------------
The Plan has both a "Tax-Efficient Savings Program" (TESP) and a "Regular Savings" feature. Under the Plan and subject to limits required to be imposed by the Internal Revenue Code, participants may elect a reduction in base salary up to 15% with a corresponding TESP contribution in the same amount made to the Plan by the Company on their behalf. Participants may also elect reductions in their distributions under the Company's Profit Sharing Plan and Flexible Compensation Account program, with a contribution in an amount corresponding to each reduction made by the Company on their behalf to the Plan. Such contributions are excluded from the participants' taxable income. Subject to limitations imposed by the Internal Revenue Code, participants may also contribute up to 10% of their base salaries to the Regular Savings feature of the Plan on an after-tax basis. The investment programs are the same for all savings contributions.

During 1993, Company matching was at the rate of $.50 per dollar of par-ticipants' TESP and/or Regular Savings contributions up to 5% of their base salaries. Effective January 1, 1994, the Company began matching at the rate of $.60 for each dollar of TESP and/or Regular Savings contributions up to 10% of participants' base salaries. All Company matching contributions are invested in shares of Company Stock. Contributions to TESP of amounts from the Profit Sharing Plan and Flexible Compensation Account are not matched.

Transfer of Assets
- ------------------
The Plan permits the transfer of assets among investment elections, with certain restrictions related to transfers from the Income Fund. One transfer each month for TESP assets and one transfer each month for Regular Savings assets, and one transfer each month for qualifying Company matching assets are permitted.

Investment Programs and Participation
- -------------------------------------
Participant contributions are invested in accordance with the participant's election in one or more of several investment programs. The types of investment programs, and the number of participants in each program in December 1994, are as follows:

                       -----------------------------

2.        Description of the Plan, continued:
          -----------------------
                                             Regular
                                             Savings       TESP
                                             -------     -------
    100 percent Company Stock                4,291       7,009
    100 percent Common Stock Fund              729       1,732
    100 percent Income Fund                    350         846
    100 percent Current Interest Fund          226         528
    100 percent Bond Fund 2655
          Combinations of Company Stock,
       Common Stock Fund, Income Fund,
       Current Interest Fund and Bond
       Fund in whole multiples of
       10 percent                            1,589       5,271
                                            ------       ------

          Contributing Participants at
       December 31, 1994                     7,211      15,441
          Non-contributing Participants     25,842      26,431
                                            ------      ------
            Total Participants              33,053      41,872
                                            ======      ======


Participants may elect to contribute to a Common Stock Fund, a commingled index fund. The objective of the fund is to provide investment results that closely correspond to the price and yield performance of the publicly traded common stocks (i) of the 500 corporations included in Standard and Poor's 500 Index and (ii) of the corporations having capitalizations of at least $100 million as publicly reported from time to time and not included in the Standard and Poor's 500 Index. Assets of the fund are allocated between the Plan and the Tax-Efficient Savings Plan for Hourly Employees (TESPHE) in proportion to the number of units each plan holds in the fund. Units of the fund held by the Plan at December 31, 1994 and 1993, and their per unit value, are shown in Note 5. A small portion of the fund is invested in short-term cash equivalents.

Participants may elect to contribute to an Income Fund with an insurance company or other organization. The insurance company or other organization agrees to repay the principal and a stipulated rate of interest over a specified time period. Contributions to the Income Fund in 1994 were placed with Prudential Insurance Company of America at an annual effective rate of 4.94%. The Income Fund in 1993 was placed with Lehman Government Securities, Inc. at an annual effective rate of 5.49%. The Income Fund in 1992 was placed with Prudential Insurance Company of America at an annual effective rate of 7.03%. The Income Fund in 1991 was placed two-thirds with Prudential and one-third with Metropolitan Life Insurance Company at an annual effective interest rate of 8.3%. Effective June 30, 1994 assets in the Income Fund for 1991 were transferred to other investment programs including the Income Fund for 1994 based on participants' elections. Contributions to the Income Fund during 1995 will be placed with John Hancock Mutual Life Insurance Company at an annual effective interest rate of 8.07%.

                     -----------------------------


2.        Description of the Plan, continued:
          -----------------------
Participants may elect to contribute to a Current Interest Fund. Assets in this fund are pooled with those of TESPHE. The objective of the fund is maximization of current income consistent with the preservation of capital. Investments are made in debt obligations consisting of marketable securities, domestic bank certificates of deposit, bankers acceptances and high grade commercial paper and other money market obligations or commingled funds holding these types of securities. The interest rate paid is variable. Average annual interest rates in 1994 and 1993 were 4.2% and 3.4%, respectively. The interest income reported on the Statement of Financial Condition for the Current Interest Fund for 1994 includes $7.0 million related to interest included in participants' loan repayments.

Participants may elect to contribute to a Bond Fund. The objective of the fund is to provide investment results that closely correspond to the price and yield performance of the Lehman Brothers Aggregate Index. The fund will be invested in a portfolio of the Treasury notes and bonds, corporate notes and bonds and mortgage-backed securities and other securities that, in the aggregate, typify the securities that are included in the Lehman Brothers Aggregate Index. Units of the fund held by the Plan at December 31, 1994 and 1993 and their per unit value are shown in Note 6. A small portion of the fund is invested in short-term cash equivalents.

Brokerage fees applicable to Common Stock Fund, the Bond Fund, and the Current Interest Fund are paid by the applicable fund. The Bond Fund advisor fees are paid by the Bond Fund. The Company pays all fees associated with the purchase and sale of Company Stock. Shares of Company Stock forfeited from participants' accounts are used to pay such fees to the extent such shares are available.

Investment details as of December 31, 1994, are set forth in Schedule I.

Vesting and Distributions
- -------------------------
Regular Savings assets, TESP assets, and assets resulting from Company matching contributions (Company Stock and related dividend earnings) are accumulated in annual "classes".

Company matching contributions vest after five years of Plan service. Upon completion of five years of service, all assets attributable to Company matching contributions held in participants' accounts and all future contributions vest when made.

TESP assets may not be withdrawn by participants until the termination of their employment or until they reach age 59-1/2, except in the case of personal financial hardship. Participants may borrow from their TESP accounts within the limits imposed by the Plan. Monthly loan interest rates are based on the prime rate published in The Wall Street Journal on the last Tuesday of the preceding month.

                     -----------------------------

3.   Forfeitures:
     -----------

The Plan permits the Company to use the value of Company Stock forfeited from participants' accounts to pay Plan administration expenses and, to the extent not used to pay such expenses, to reduce the Company's contributions to the Plan. During 1994, forfeited shares having a market value of $336,938 were used to pay administrative expenses. To the extent that forfeited shares are not available to pay administrative expenses, the Company pays such expenses.

4.  Net Appreciation (Depreciation) in Fair Value of Investments:
    ------------------------------------------------------------

The Plan's investments are held by a bank-administered trust fund. The Plan's investments in Company Stock and the Common Stock Fund (including investments bought, sold, as well as held during the period) depreciated $527,086,000 and $4,965,829, respectively, for the year ended December 31, 1994. The Plan's investment in the Bond Fund depreciated $3,869,332 for the year ended December 31, 1994.

5.        Asset Value Per Common Stock Fund Unit:
          --------------------------------------

The number of units, and the asset value per unit, in the Common Stock Fund at December 31, 1994 and 1993, are as follows:

                           December 31, 1994        December 31, 1993
                          -------------------     ----------------------
                         Number      Asset       Number         Asset
                           of        Value        of            Value
                          Units      Per Unit     Units         Per Unit
                        ---------    --------     -------      ---------
Common Stock Fund       28,468,302    $25.144    27,941,416      $24.692

6.  Asset Value Per Bond Fund Unit:
    ------------------------------

The number of units and the asset value per unit in Bond Fund at December 31, 1994 and 1993, are as follows:

                  December 31, 1994           December 31, 1993
               -----------------------      ---------------------
                    Number    Asset         Number       Asset
                     of       Value          of          Value
                    Units   Per Unit        Units      Per Unit
                ----------  ----------     --------    -----------

 Bond Fund       3,912,148    $10.43       3,384,290     $10.77

7.        Employee Stock Ownership Plan:
          -----------------------------

Effective January 1, 1989, the Company, by action of the Board of Directors, established within the Plan an Employee Stock Ownership Plan
(ESOP). All shares of Company Stock in the Plan at any time, including all shares allocated to participants' accounts, shares held in an ESOP suspense account (described below), and forfeited shares are included in the ESOP, along with other assets attributable to post-1988 contributions to the Plan.

                        -----------------------------


7.        Employee Stock Ownership Plan, Continued
          -----------------------------

A loan totaling $178,119,318 was obtained in August 1993 from the Company. It is payable in eight equal quarterly installments beginning September 1, 1993. Additional loans were obtained in April 1994, payable in seven equal quarterly installments beginning June 1, 1994, and October 1994, payable in five equal quarterly installments beginning December 1, 1994 for $15,917,486 and $16,176,267, respectively. All loan proceeds were used to purchase shares of Company stock for distribution quarterly. All outstanding balances will be paid during 1995.

The Company Stock shares are held in a suspense account within the Plan until quarterly loan payments are made. A percentage of shares equivalent to the percentage of principal and interest paid down by the quarterly payment are released for distribution when each quarterly payment is made. The Company purchases additional shares to the extent that shares released from the suspense account are not adequate to satisfy the requirement for dividend shares allocated to participants' accounts. The Plan held 3,498,650 and 2,733,148 unallocated ESOP shares as of December 31, 1994 and 1993, respectively.

Cash dividends earned on Company Stock held in the Plan generally are used to make quarterly loan payments. If cash is not available to make the full payment, the trustee may sell shares held in the suspense account or the Company, at its option, may elect to make additional contributions to the Plan. If cash exceeds the loan payment amounts, the cash is used to reduce the Company's contribution for additional share requirements.

The following highlights certain ESOP activity for 1994 and 1993:


                                               1994 Loan         1993 Loan
                                           Activity in 1994   Activity in 1993
                                           ----------------   ----------------
Cost of Shares Purchased With Loan Cash       $32,093,755       $178,119,318
Shares Purchased With Loan Cash                 1,114,720          3,416,436
Loan Principal Paid                           $79,370,651       $ 34,963,633
Loan Interest Paid and Accrued                $ 8,297,919       $  4,054,936



8.   Tax Status:
     ----------

The Plan has received a favorable determination letter from the Internal Revenue Service that it is qualified under Section 401 of the Internal Revenue Code and that the related trust is tax-exempt under Section 501 of the Internal Revenue Code. Accordingly, the trust's net investment income is exempt from income taxes. The Plan sponsor believes that the Plan, as amended, continues to qualify and to operate as designed.




                          NOTES TO FINANCIAL STATEMENTS, Continued
                          -----------------------------

9.        Plan Termination:
          ----------------

The Company, by action of the Board of Directors, may terminate the Plan at any time. Termination of the Plan would not affect the rights of a participant as to (a) the continuance of investment, distribution or withdrawal of the securities, cash and cash value of the Common Stock Fund units and Bond Fund units in the account of the participant as of the effective date of such termination, or (b) continuance of vesting of such securities and cash attributable to Company matching contributions or earnings thereon. There are currently no plans to terminate the Plan.

10.  Other
     -----

Differences between the data shown on pages 3 through 5 of this report and the 1994 Form 5500 filed with the Department of Labor are principally attributable to adjustments made by the plan administrator to conform the financial statements to the accrual basis of accounting. Included in the withdrawal of participant's accounts on the Form 5500 but not shown in the Statement of Net Assets Available for Plan Benefits is $22,683,169 of funds requested but not yet distributed to the employees as of December 31, 1994.

                                                                                                 Schedule 1

                   Item 27a - Schedule of Assets Held for Investment Purposes
                                                                                         Page 1 of 2
                                          Ford Motor Company

      SAVINGS AND STOCK INVESTMENT PLAN FOR SALARIED EMPLOYEES AS OF DECEMBER 31, 1994
      -------------------------------------------------------------------------------

                                           (In Thousands)


                                   Description of Investment Including Maturity
Identity of Issue, Lessor,         Date, Rate of Interest Collateral, Par or
Borrower, or Similar Party         Maturity Value                                       Cost            Current Value
- --------------------------         -------------------------------------------        ---------        ----------------
Ford Motor Company*
- ------------------                 Ford Motor Company Common Stock -
                                    127,974,397 Shares                              $ 2,232,935          $3,567,287

Comerica Bank, N.A.                180-Day Commercial Paper Interest
                                    Rate Variable                                         1,086               1,086
                                                                                     ----------          ----------
                                                                                    $2,234,021           $3,568,373
                                                                                    ==========           ==========

Current Interest Fund
- ---------------------
Bank of Nova Scotia C.P.            $20,000,000 Par, 5.310%, 01/04/95                 $ 14,124            $ 14,124
American Home Foods C.P.            $25,000,000 Par, 5.9%, 01/23/95                     17,718              17,718
Bank of Nova Scotia - CD            $15,000,000 Par, 5.25%, 02/14/95                    10,740              10,740
Sanwa Bank - CD                     $25,000,000 Par, 6.00%, 05/26/95                    17,900              17,900
Transamerica Life GIC #79179        $10,000,000 Par, 6.26%, 08/02/95                     7,160               7,160
First Union Bank Charl              $10,000,000 Par, 9.400%, 01/10/95                    7,171               7,160
Federal Home (Ln Mtg)               $ 7,400,000 Par, 6.63%, 10/04/96                     5,298               5,290
Federal Home (Ln Mtg)               $10,000,000 Par, 5.03%, 02/04/97                     7,160               7,146
Comerica Bank, N.A.                 180-Day Commercial Paper Interest
                                       Rate Variable                                   260,020             260,020
                                                                                      --------            --------

                                                                                    $  347,291          $  347,258
Participant Loans                   6% to 11% Interest Rate                                                113,384
                                                                                    ----------          ----------
                                                                           Total      $347,291            $460,642
                                                                                    ==========          ==========

Common Stock Fund
- -----------------
Comerica Bank, N.A.                 Equity Index Funds -
                                      28,468,302 Units                               $554,237            $715,807
                                                                                     ========           =========


Bond Fund
- ---------
Wells Fargo Institutional
  Trust Company                     Bond Index Fund -
                                       3,912,148 Units                              $  45,518            $ 40,804
                                                                                    =========            ========


Income Funds
- ------------
The Prudential Insurance
 Company of America                 06/30/97 Maturity - 4.94% Interest Rate           143,511            143,511
Lehman Government Securities, Inc.  07/01/96 Maturity - 5.49% Interest Rate           176,624            176,624
The Prudential Insurance
 Company of America                 06/30/95 Maturity - 7.03% Interest Rate           306,010            306,010
                                                                                     --------            -------
                                                                            Total    $626,145           $626,145
                                                                                     ========            =======
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- - - - - -
*Party-in-interest

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                                                                                     Schedule I

                                                                              Page 2 of 2

Notes to Schedule I
- -------------------

       The market value of Ford Motor Company Common Stock is based upon the closing price reported in the New York Stock Exchange Composite
       Transactions listing as of the last trading day of 1994. Market values also include interest and dividends receivable.

       Plans holding assets in the Common Stock Fund are:  the Ford Motor
       Company Savings and Stock Investment Plan for Salaried Employees and the Tax-Efficient Savings Plan for Hourly Employees. At December 31,
       1994, these plans held a total of 32,850,280 units in the Fund with each unit having a value of $25.144114. The assets held by the Fund were allocated to each of the plans in proportion to the number of units each plan held in the Fund. Units held by the plans at December
       31, 1994 are shown in the Notes to Financial Statements for each of the plans.

Item 27a - Schedule of Assets Held for Investment Which Were Both Acquired and
Disposed of in the Same Plan Year
- ------------------------------------------------------------------------------

                                     (b) Description of investment including
                                         including maturity date, rate of
(a) Identify of issue, borrower,         interest collateral, par or                                      (d) Proceeds of
    lessor, or similar party             maturity value                       (c) Costs of Acquisitions       dispositions
- --------------------------------      --------------------------------------  -------------------------    ---------------


                                                            NOT APPLICABLE

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                                                                                      Schedule II

                                   Item 27d - Schedule of Reportable Transactions
                                                  Ford Motor Company
                                 Savings and Stock Investment Plan for Hourly Employees

                               REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1994
                               ------------------------------------------------------------


Identity of       Description     Purchase      Selling     Lease       Expenses     Cost of    Current Value    Net Gain
Party Involved     of Asset        Price         Price      Rental      Incurred      Asset       of Asset       or (Loss)
- -----------------  -----------    ----------    ---------    -------     ---------   -------    -------------   ----------


  I. Single Transaction in Excess of 5% of Current Value of Plan Assets


 II. Series of Transactions in Other Than Securities in Excess of 5% of Current Value of Plan Assets

Prudential Asset   Guaranteed                $189,493,166                          $189,493,166   $189,493,166
Management Group   Investment
                   Contract

Prudential Asset   Guaranteed
Management Group   Investment   $167,291,107                                       $167,291,107   $167,291,107
                   Control

III. Series of Transactions in Securities in Excess of 5% of Current Value of Plan Assets

Footnote #1        Ford Motor  $410,197,200      N/A           N/A        $152     $410,197,200   $410,197,220      N/A
                   Common Stock

Comerica Bank,
 N.A.             Footnote #2  $2,424,796,1      N/A           N/A           0     $2,424,796,136 $2,424,796,136    N/A

Comerica Bank,
 N.A.              Footnote #3   N/A         $2,394,104,608    N/A           0     $2,301,426,095 $2,394,104,608 $92,678,513


 IV. Single Transaction With a Non-Regulated Entity in Excess of 5% of Current Value of Plan Assets - None

- - - - - -
Footnotes:
#1 Purchase of 13,966,906 shares of Ford Motor Company Common Stock

#2 Purchases of Comerica Bank, N.A. Bank Collective Fund

#3 Sales of Comerica Bank, N.A. Bank Collective Fund

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